Exhibit 99.5

May 15, 2007

To Our Shareholders:

It is with great satisfaction that I report silver/gold production is imminent at our San José silver/gold mine. Production and cash flow at this high-grade mine in southern Argentina is scheduled by our operating partner to begin in the second quarter of 2007.

In addition to beginning production, San José is yielding a bright future beyond the initial commissioning of the mine. In the first quarter of this year we announced that the results of a successful 2006 exploration program increased the ore reserves, thereby extending mine life and allowing the potential for increased production in the future. Also, a new exploration drilling program, about twice the size of the recently-concluded program, is now underway at San José.

San José: Production and Growth

San José will begin production at the expected annual rate of 3.1 million ounces of silver and 61,000 ounces of gold. Through its joint venture on the project, Minera Andes owns 49% of the forecast production. In addition, the plant and infrastructure at the mine has been constructed to be upgraded to double the current produce rate to 1500 t/day if sufficient new reserves are identified. We look forward to San José becoming a low-cost, silver gold producer.

These are important events — and important goals — because they reflect the successful creation of value for our shareholders.

The ore reserve base increased by 71 percent in the first quarter of this year. Proven and probable mineral reserves at December 31, 2006 are: 1,958,430 tonnes (t) with an average grade of 7.2 g/t gold and 450 g/t silver (using a cutoff off grade of $75/t — using a price of $500/oz for gold and $8.50/oz for silver). Thus the initial San José mine that is being commissioned contains silver of 28.3 million ounces and 453,000 ounces of gold with Minera Andes owning 49% of these amounts through its subsidiary. Looked at another way, and based on a 50-to-one ratio for the value of silver to gold, San José, even at this early stage in its life, now exceeds one million gold equivalent ounces. This marks the achievement of another Minera Andes’ goal — bringing to production discoveries of one million ounces or more.

An important part of San José’s future as an emerging mining district lies in a 38,000-meter exploration program now underway. About 90 percent of the program will be conducted in the highly prospective immediate mine area where five new discoveries were made in 2005-06. Only 15% of the identified 40 kilometers vein trends identified at San José have been drilled to date. We look forward to reporting the results of this program in 2007-08.

Los Azules: Growth through Exploration

Minera Andes is a successful exploration company, and we are planning to repeat our success at the Los Azules copper project in Argentina. Los Azules appears to be developing into a significant copper target. An evaluation we are undertaking on behalf of Minera Andes and Xstrata Copper Americas though a non-binding letter of intent is designed to more fully assess Los Azules geologically and economically. Assays for this season are pending.

Market Growth

Minera Andes’ achievements have been noticed in the marketplace. During 2006 and the first quarter of 2007, our share price has increased over 500% with good daily trading volume in our two key markets: the U.S. and Canada. In addition, Minera Andes’ common shares began trading on the Toronto Stock Exchange (TSX) in February 2007. We believe this will further benefit our shareholders as it will help broaden our markets, cause more interest in our company, and continue increasing our share liquidity.

Cordially,

MINERA ANDES INC.

/s/ Allen V. Ambrose
Allen V. Ambrose
President

111 East Magnesium Road, Suite A • Spokane, Washington 99208 • Phone: (509) 921-7322 • Fax: (509) 921-7325